June 12, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn:  Daniel L. Gordon, Branch Chief

RE:	Omega Healthcare Investors, Inc.
Form 10-K
Filed February 28, 2013
File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega”), I am responding to the comments received from your office by letter dated June 3, 2013 (the “June Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comment in the June letter below.  Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K.  All page references (excluding those in the headings and the staff’s comment) refer to the pages of the Form 10-K.

Form 10-K for the year ended December 31, 2012

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Significant Lease Amendment, page 37

1.
Comment:  We note the transaction between two of your operators on December 1, 2012 and the new 53 facility master leases with Genesis.  Please tell us if this will have a positive or negative financial impact on your expected future results of operations and if so please disclose the impact in future filings.

Response:  The new master lease executed in connection with the transaction between two of our operators to combine is expected to have a positive financial impact on Omega.  The new 53 facility master lease with Genesis resulted in (i) an increase in annual contractual rent when compared to the combined contractual rent of the prior leases of the two operators and (ii) an extension of the term (i.e., expiration date).  The prior lease agreements covering the 53 facilities included multiple master lease agreements and therefore multiple expiration dates.  The prior agreements were scheduled to expire in 2013, 2017 and 2023.  The new 53 facility master lease agreement expires on December 31, 2025 which is several years beyond the expiration dates of all of the prior master lease agreements.

In future filings comparing results for the current year to the prior year, we will provide additional disclosure to better reflect the reasons for increases in revenue from period to period.

Results of Operations, page 42

2.
Comment:  We note that revenues increased significantly and you disclose that this increase was due to fourth quarter 2011 acquisitions and a new investment in 2012.  Please tell us how much of the increase was related to 2011 acquisitions and how much of the increase was related to a new investment in 2012.  Also, please provide us with a same store analysis as it relates to properties owned in 2012 and 2011.  Please provide this information in your response and in future filings.

Response:  We do not track same store (income) revenue because it is not meaningful in our business.  Our (income) revenue is generally based on long-term fixed rate investments with single tenant third parties structured as either (i) triple-net lease agreements or (ii) mortgages agreements.

The majority of our lease agreements include annual fixed rate rental escalators which require us to account for the leases on a straight-line revenue recognition basis.  As a result, our rental (income) revenue does not fluctuate significantly from period to period unless additional investments are made or leases are not renewed.

We use the effective interest method to determine our interest income on the mortgages we have issued.  Accordingly, the increase or decrease in mortgage interest income is generally based on the change in amount of mortgages issued and outstanding.

We have identified the primary drivers of our increased rental (income) revenue and mortgage interest income as new investments in either facilities acquired to be leased to third parties or new mortgages issued.  Furthermore, in the event that a significant lease was not renewed or a mortgage was paid-off we would disclose the impact.

The 2011 acquisitions are expected to generate approximately $21.2 million in annual straight-line rental income.  Due to the timing of the 2011 acquisitions, we recorded approximately $1.1 million of straight-line rental income associated with the 2011 acquisitions in 2011.

The 2012 acquisitions are expected to generate approximately $54.0 million in annual straight-line rental income.  Due to the timing of the 2012 acquisitions, we recorded approximately $11.0 million of straight-line rental income associated with the 2012 acquisitions in 2012.  The combined impact of the 2011 and 2012 acquisitions on rental income in 2012 was approximately $32.2 million compared to $1.1 million in 2011.

Excluding the impact of the 2011 and 2012 acquisitions our rental income for our core portfolio increased approximately $10 million for the full year 2012 compared to 2011.  The increase was primarily the result of additional investments in our capital renovation program.  Our capital renovation includes making additional investment in our facilities and receiving additional rental income.  We also amended/extended the term of some lease contracts which resulted in a slight increase in straight-line rental income.

In future filings, we will provide the additional information requested.

Note 3 – Properties, page F-13

Assets Sold or Held for Sale, page F-19

3.
Comment:  We note that as of December 31, 2012, you had two SNFs and one parcel of land classified as held-for-sale.  We also note that in 2011 you classified four Connecticut SNFs as held-for-sale and are actively marketing these facilities for sale.  In that regard, please explain why the four Connecticut properties are not also classified as held-for-sale.

Response:  In 2012, we sold three of the Connecticut facilities. The one remaining Connecticut facility is classified as held-for-sale at December 31, 2012.  We disclosed the sale of these facilities in Footnote 3, “Assets Sold or Held for Sale.”  The following is an excerpt from our 2012 10-K:

“For the year ended December 31, 2012, we sold nine facilities for total cash proceeds of $29.0 million, generating approximately an $11.8 million accounting gain.  Three of the facilities sold were part of the Connecticut properties discussed above.  Two of the facilities sold were the result of lessees exercising their purchase option.  The sale of the other four facilities was the result of portfolio reconfiguration.”

In connection with the foregoing responses, we hereby acknowledge that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions or if we can be of further assistance to you in the review process, please call me at 410/427-1728.  Our fax number 410/427-8828.

OMEGA HEALTHCARE INVESTORS, INC.

By: /s/ Michael Ritz
Michael D. Ritz
Chief Accounting Officer

MDR/dmt

Enclosures